ONIX SYSTEMS INC.
                             22001 North Park Drive
                             Kingwood, TX 77339-3804





                                                              November 18, 1999



Via EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

         Re: ONIX Systems Inc. - Application for Withdrawal of Post-Effective Amendment No. 2 on Form S-3 to Form S-1 (File No. 333-59973)
                ------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), ONIX Systems Inc. (the "Company") hereby applies to withdraw the above-referenced Post-Effective Amendment No. 2 on Form S-3 to Form S-1 (the "Registration Statement"). The basis for this application for withdrawal is that the shares of the Company's common stock (the "Shares") covered by the Registration Statement can now be sold by the holders of the Shares pursuant to Rule 144(k) promulgated under the Securities Act; therefore, the Shares are no longer required to be registered in order for the holders of the Shares to sell them without restriction.

     If you should have any questions regarding this application for withdrawal, please do not hesitate to contact Natalie J. Muecke, Associate General Counsel, at (781) 622-1142 or the undersigned at (281) 348-1030.

                                           Sincerely,

                                           /s/ William J. Zolner

                                           William J. Zolner
                                           President and Chief Executive Officer